Exhibit 99-3a

U.S. SILVER CORPORATION
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
December 31, 2010
(in United States dollars, except for per share amounts)

The consolidated financial statements of U.S. Silver Corporation (the “Company”) have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The following adjustments and additional disclosures would be required in order to present the financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and with practices prescribed by the Securities and Exchange Commission as at December 31, 2010 and 2009 and for each of the years in the two-‐year period ended December 31, 2010.

The effects of the significant differences between accounting principles on the Company’s consolidated financial statements are quantified and described below:

Consolidated balance sheets

As at December 31,	2010	2009

Total assets under Canadian GAAP	$78,475,182	$64,280,511
Recovery of write-down of exploration assets (a)	-	126,015
Prior period exploration expenditures (a)	-	(1,043,587)
Current period exploration expenditures (a)	(57,428)	(112,771)
Total assets under US GAAP	$78,417,754	$63,250,168

Total liabilities under Canadian GAAP	$14,352,752	$11,229,358
Future income taxes payable (recoverable) (c )	17,228	(309,103)
Total liabilities under US GAAP	14,369,980	10,920,255

Total shareholders' equity under Canadian GAAP	64,122,430	53,051,153
Recovery of write-down of exploration assets (a)	-	126,015
Prior period exploration expenditures (a)	-	(1,043,587)
Exploration expenditures (a)	(57,428)	(112,771)
Future income taxes payable (recoverable) (c )	(17,228)	309,103
Total shareholders' equity under US GAAP	64,047,774	52,329,913

U.S. SILVER CORPORATION
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
December 31, 2010
(in United States dollars, except for per share amounts)

Under US GAAP, net income would be adjusted as follows:

Consolidated statements of operations and comprehensive income

For the years ended December 31,	2010	2009
Net income under Canadian GAAP	$3,564,732	$6,797,241
Recovery of write-down of exploration assets (a)	-	126,015
Exploration expenditures (a)	(57,428)	(112,771)
Stock-‐based compensation expense (b)	10,621	44,285
Future income tax effect of adjustments noted above ( c)	(17,228)	3,973

Net income under US GAAP	3,500,696	6,858,743
Other comprehensive loss under Canadian and US GAAP	(911,289)	(567,346)
Comprehensive income under US GAAP	2,589,407	6,291,397
Net income per share under US GAAP
Basic	$0.01	$0.03
Diluted	$0.01	$0.03
Weighted average shares outstanding under Canadian and US GAAP
Basic	259,628,626	231,186,915
Diluted	272,051,538	242,050,521

U.S. SILVER CORPORATION
DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
December 31, 2010
(in United States dollars, except for per share amounts)

a) Exploration Expenses

Canadian  GAAP  permits  the  costs  of  exploration   expenditures   incurred  during  the  search  for  a commercially viable ore body to be capitalized. Under US GAAP, exploration expenditures are expensed as incurred. For US GAAP purposes, the Company has therefore expensed its exploration expenditures incurred during the search for a commercially viable ore body.

b) Stock-‐based compensation

Under Canadian GAAP, the calculation of the stock-‐based compensation expense does not require forfeitures to be accounted for until they occur.  For US GAAP, an estimate of forfeitures at the time of the grant must be applied in the calculation of the stock-‐based compensation expense.   Compensation expense was reduced as a result of this difference.

c) Income taxes

The adjustment to future income taxes is the tax effect of the adjustments under US GAAP.  There was no tax effect of the adjustments on current income taxes.